June 3, 2025

Rodrigo Barbosa
Chief Executive Officer
Aura Minerals Inc.
c/o Aura Technical Services Inc.
3390 Mary St, Suite 116
Coconut Grove, FL 33133

       Re: Aura Minerals Inc.
           Amendment No. 3 to Draft Registration Statement on Form F-1 Submitted May 21, 2025
           CIK No. 0001468642
Dear Rodrigo Barbosa:

     We have reviewed your amended draft registration statement and have the following comments.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our May 12, 2025 letter.

Amendment No. 3 to Draft Registration Statement on Form F-1
Prospectus Summary
Overview, page 2

1. We note your revised illustrative tables at page 2 appear to be missing certain labeling within the "by Country" and "by Mine" graphics. Please revise to identify the missing country and mines in these graphics. In addition, please provide disclosure that identifies the basis for the percentages and the related period.
 June 3, 2025
Page 2
Capital allocation focused on return on capital, page 7

2.     We note the revisions to footnote on page 7 in response to prior comment
1. Tell us
       why the internal rates of return disclosed for the selected mine projects are inconsistent with the most recent technical reports filed as Exhibits. Ability and commitment to deliver cash generation and high return on capital, page 8

3. In footnote (1) to the table, you refer to the median of the financial measures of the top 5 largest gold companies by produced gold in 2024. Tell us why you believe the median as opposed to the mean or average of these measures is preferable and provides a meaningful comparison with your results.
4.     In footnote (2), which applies to Operating Income CAGR and Adjusted
EBITDA
       CAGR, you state these measures are "as reported by each company." In footnote (5), you state: "We calculated the Adjusted EBITDA, All in sustaining cash costs per gold equivalent ounce sold (AISC) and Cash Conversion of the Top 5 Gold
Mining
       Companies based on publicly available information." For each of the measures of the
       Top 5 Companies presented in this figure, clearly explain how you calculated the amounts with details sufficient to understand the underlying calculation formulas, the specific inputs used and where the inputs were sourced. Your response should clarify whether you have calculated the individual non-IFRS measures of the top 5 mining companies based on the same methods and formulas used to calculate your reported non-IFRS measures using publicly available information as inputs to these calculations or whether the calculations are limited to the median amounts based on the non-IFRS measures publicly reported by each company. Please revise the footnote labels and descriptions applied to the measures included in the presentation, as necessary.
5. Your figure for Dividend Yield is marked with footnote (5) however the related narrative description does not mention dividend yield. Please expand footnote (5) to address Dividend Yield, as appropriate.
Use of Proceeds, page 61

6. We note your response prior comment 7 and that your revised disclosure includes bullet points disclosing your intended uses of the net proceeds. Please revise your disclosure to provide estimated amounts you intend to allocate to each identified purpose. Refer to Item 4(a) of Form F-1 and Item 3.C.1 of Form 20-F. Management's Discussion and Analysis of Financial Condition and Results of Operations
Indebtedness, page 87

7. Please expand your disclosure to describe the material financial covenants in your financing agreements. In that regard, we note your disclosure on pages F-79 and F-80.
Industry, page 91

8. We note your response to prior comment 11 and reissue it. Please revise your disclosure to clearly identify the source of each statement, statistic, chart and graph regarding your market and industry by disclosing the title and date of the publication as well as the author. For example, we note the charts included on pages 93 and 96
 June 3, 2025
Page 3

       include information from 2014 and 2018, respectively. In addition, please ensure you explain the basis for your statements, including your statement that global central bank reserves are responsible for more than 40% of annual demand for gold.
Customer Base, page 120

9. Please expand your disclosure to discuss all material terms of the Trafigura Copper
       Concentrate Offtake Agreement. For example, we note the agreement has a minimum delivery requirement.
Business, page 128

10. Please revise your resource and reserve tables on pages 128, 130, and 132 to assign the footnotes to the respective property.
Item 8. Exhibits and Financial Statement Schedules
96.3, page II-2

11. We note your response to comments 26 and 27. You have identified several factors in
       Exhibit A that have impacted the changes in resources and reserves, including exploration, mining, depletion, larger pit shell, and an adjusted gold price. Please provide additional detail that includes the increase or decrease resulting from each factor included in your response with respect to each deposit.
        Please contact Shannon Buskirk at 202-551-3717 or Craig Arakawa at 202-551-
3650 if you have questions regarding comments on the financial statements and related matters. You may contact John Coleman at 202-551-3610 with questions regarding engineering comments. Please contact Cheryl Brown at 202-551-3905 or Karina Dorin at
202-551-3763 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Energy &
Transportation
cc:   Manuel Garciadiaz